February 21, 2012

Mr. Amit Pande

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	CVB Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the Fiscal Quarter ended March 31, 2011

Filed May 10, 2011

Form 10-Q for the Fiscal Quarter ended June 30, 2011

Filed August 9, 2011

Form 10-Q for the Fiscal Quarter ended September 30, 2011

Filed November 9, 2011

File No. 0-10140

Dear Mr. Pande,

This letter is in response to the comments of the staff of the Division of Corporation Finance (“Staff”) contained in your letter dated November 29, 2011, regarding the above referenced filings of CVB Financial Corp., including its principal subsidiary, Citizens Business Bank (collectively, “CVBF” or “Company” or the “Bank”). For your convenience, the Staff’s comments are set forth below in italics, followed in each case by our responses.

Comment:

1.	We note your response to comment 1 in your letter dated September 2, 2011 and your enhanced disclosures on page 11 of the September 30, 2011 Form 10-Q describing the underlying reasons to support your conclusion why certain modified loans are not classified and accounted for as troubled debt restructurings. In order for us to better understand how you arrived at your conclusion, please provide us with the following:

•	An enhanced discussion of the types of loans modified;

•	A more robust description of the key features of these modified loans including a significantly enhanced description of the terms modified and the typical length of each of the modified terms;

•	A discussion and analysis of your ability to collect the full contractual principal and interest on the original terms of the modified loans; and

•

A significantly enhanced discussion comparing and contrasting the circumstances under which you would and would not consider the modifications to meet the criteria to be classified and accounted for as troubled debt restructuring.

Response:

When determining whether or not a loan modification is a troubled debt restructuring (“TDR”) under ASC 310-40, the Bank evaluates loan modification requests from borrowers experiencing financial difficulties on a case-by-case basis. Any such modifications granted are evaluated based upon the borrower’s specific attributes and circumstances, and are not readily categorized by type, key features, or other terms, but instead are evaluated individually based on relevant facts and judgments pertaining to the modification request and the borrower’s/guarantor’s financial condition at the time of the request. The Bank’s evaluation centers on whether or not the Bank for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider (ASC 310-40-15-5). The debtor is presumed to be experiencing financial difficulties if the Bank determines it is probable the debtor will default on the original loan if the modification is not granted.

In addition to our internal evaluation process described throughout this response, it is the Bank’s practice to discuss our analysis and conclusions of the most significant or material trouble debt restructurings not only internally, but also with its outside auditors and bank regulators and, on occasion, the Bank has reclassified or changed an initial determination to reflect the auditors’ or regulators’ views.

The types of loans subject to modification vary greatly, but during the subject period are concentrated in commercial and industrial loans, dairy and agricultural loans, and term loans to commercial real estate investors.

Some examples of key features include payment deferrals and delays, interest rate reductions, and extensions or renewals where the contract rate may or may not be below the market rate of interest for debt with similar characteristics as those of the modified debt. The typical length of the modified terms often ranges from three (3) to twelve (12) months; however, all actual modified terms will depend on the facts, circumstances and attributes of the specific borrower requesting a modification. In general, after a careful evaluation of all relevant facts and circumstances taken together, including the nature of any concession, certain modification requests will result in troubled debt restructurings while certain other modifications will not, pursuant to the criteria and judgments as discussed further in this response.

Key features under modifications to borrowers that are real estate investors may typically include delay in payments or deferral of principal to allow time to improve the cash flow of the underlying income property serving as collateral. In many cases, such delays or deferrals of principal were evaluated and determined to be exempt from TDR reporting because they constituted insignificant delays under ASC 310-40-15 (please refer to the detailed response under Comment #2 below describing the guidance and analysis utilized by the Bank in determining when a delay in payment is insignificant).

Most modified loans not classified and accounted for as troubled debt restructurings were performing and paying as agreed under their original terms in the six-month period immediately preceding a request for modification. Subsequently, these modified loans continue to perform under the modified terms and deferrals that amounted to insignificant delays which is supported by the fact that the affected loans will typically revert to their original terms after a short period (typically three (3) to twelve (12) months). Payment performance continues to be monitored once modifications are made. The Bank’s favorable experience regarding “re-defaults” under modified terms, or upon return of the loan to its original terms, indicates that such relief often improves ultimate collection and reduces the Bank’s risk of loss. The Bank’s re-default rate, expressed as the proportion of modified loans outstanding that have defaulted subsequent to the original modification date to the total of all modified loans outstanding as of the stated period then ended, was 1.19% at 12/31/10 and 2.35% at 9/30/11.

The Bank’s ability to collect the full contractual principal and interest on the original terms of the modified loan is evaluated first by reviewing the existing and projected cash flow of the primary borrower, the combined global cash flow of the borrower and any guarantors and all their respective related entities, the liquidity and financial resources of the guarantor to supplement cash flow, the collateral position, and other factors or indicia that may affect the borrower’s financial capacity to pay. The Bank also evaluates whether it is probable that the debtor will default on any of its debts in the foreseeable future.

There are many factors which can be distinguished in determining whether or not a given modification should be accounted for as a troubled debt restructuring. These factors become apparent when comparing and contrasting the facts and circumstances of specific modifications not disclosed and reported as troubled debt restructurings with those modifications that are determined to constitute troubled debt restructurings.

For example, with regard to borrowers that are real estate investors, these borrowers often hold their real estate investments in single-asset entities and experience financial difficulties because an income property is incurring higher than usual vacancies and/or rents have been reduced, thereby lowering net operating income below the Bank’s required debt service coverage ratios. In such cases, and where the borrower seeks a modification, the Bank will evaluate the borrower’s capacity to pay, including assessing the borrower’s global cash flow and the guarantor’s liquidity reserves to determine whether a shortfall on a specific property can be supported by the cash flow contribution of other properties or by cash reserves and, if so, for what duration. Other factors considered are whether the interruption to cash flow is temporary based on market perception of current demand for the property, the ability of the borrower to negotiate leases or market the property, or the borrower’s capacity to make reasonable short-term concessions to attract or retain tenants. The Bank will consider, on a case-by-case basis, such modifications and base its decision regarding the classification of the modification (i.e. troubled debt restructuring or mere modification) on the analysis of the borrower’s overall financial condition, the specific facts and circumstances giving rise to the requested concession, as well as the nature of the concession itself.

Where it is evident that global cash flow is sufficiently strong and sustainable to support the immediate cash flow shortfall, and where the modification request is reasonable in relation to the borrower’s circumstances and assists the borrower in its efforts to accommodate a temporary shortfall in entity-specific or property cash flow without further depleting capital, the Bank’s modification to grant or deny a delay in payments or deferral of principal is evaluated as described in further detail under the response to Comment #2.

Where the global cash flow is breakeven or only marginally adequate, but the guarantor’s liquidity and other financial reserves are proportionately strong relative to the shortfall of cash flow over a reasonable duration relative to the expected remaining life of the loan, the Bank will still consider modifications to improve temporary shortfalls and evaluate the request as described in further detail under the response to Comment #2.

In each of the two recurring scenarios described above, after evaluating all the facts and circumstances considered together and despite the insufficiency of entity-specific cash flows, the Bank’s general conclusion would generally be that (i) it is not probable the debtor will default on the original loan if the modification is not granted and (ii) it is not probable the borrower will default in the foreseeable future. The information noted above, along with various factors utilized in evaluating a borrower’s financial condition pursuant to the Bank’s formal TDR policy, is important to any determination of the threshold question whether the borrower is experiencing financial difficulties, and in our view supports the position that the modification need not be classified and accounted for as a troubled debt restructuring.

By contrast, where the Bank establishes that global cash flow is insufficient and/or where the liquidity and financial resources of the guarantor are only moderate in relation to the debt or in proportion to the cash flow short fall over a reasonable duration, or where the cash flow short fall is projected to continue indefinitely due to factors related to the property or the borrower’s capacities to support the loan, the Bank’s modification would likely be accounted for as a troubled debt restructuring unless the concession itself was insignificant (ASC 310-20-35) or the collateral proffered by the borrower to the Bank as an inducement to make the concession serves as adequate compensation for such concession.

Where the Bank establishes that the probability of default exists because of inherent weaknesses among the factors noted above, the analysis then focuses on the nature of the concession. The most frequent forms of modifications extended by the Bank are principal deferrals and rate reductions or loans renewed at their existing rate or even a higher rate, which may or may not be below the market rate for debt with similar risk characteristics. With regard to principal deferrals, the analysis will center on both the amount and timing of payments (as discussed in the response to Comment #2), including whether the amount of restructured payments subject to delay is insignificant relative to the unpaid principal balance or collateral value of the debt and the frequency of payments, the loan’s original maturity and/or its expected duration.

In case of the interest rate-market rate modifications, the Bank will attempt to ascertain whether the borrower would have access to funds at a market interest rate for debt with risk characteristics similar to those of the restructured debt. If the Bank concludes the borrower would not be able to obtain such a loan in the marketplace, or if the Bank is unable to obtain a market rate of interest on the debt, then the modification or renewal of the loan would be considered at below market rate and represent a rate concession that would generally be reportable as a troubled debt restructuring.

Where the Bank is primarily negotiating to shore-up its collateral position when the current market value inadequately covers the loan amount, the Bank’s classification of any corresponding modification will depend on whether or not the consideration of additional collateral is significant in proportion to the nature of the concession requested and substantially reduces the Bank’s risk of loss. In such cases, the Bank will generally take the position that, in substance, no concession was made as a result of the significant additional collateral obtained. In such a case, where the borrower’s financial difficulties are well-established, the modified terms will be evaluated in light of the relationship between the value of the proffered collateral (given the loan amount and terms) and the nature of the concession under consideration by the Bank. This more infrequent scenario involving an assessment of the consideration relative to the concession requires careful judgment and may or may not result in a modification disclosed and reported as a troubled debt restructuring, depending on all the facts and circumstances taken together.

Comment:

2.	We note your disclosure on page 11 of the September 30, 2011 Form 10-Q that loans are reported as troubled debt restructurings when the Company grants a significant concession(s) to a borrower experiencing financial difficulties that it would not otherwise consider. We also note your disclosure that loans modified that are not troubled debt restructurings include insignificant changes in payment terms and insignificant delays in the timing of payments. Please explain to us in further detail the key factors you consider to conclude that these concessions as insignificant. As part of your response, explain whether, and if so, how you assess the restructured payments and/or collateral are sufficient to cover the contractual amount due.

Response:

The Bank’s policy regarding when loans are reported as a troubled debt restructuring provides more precise language as follows:

“A restructuring of debt constitutes a Troubled Debt Restructuring if the Bank for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider” (ASC 310-40-15-5).

We will modify the language in our Form 10-K and 10-Q filings going forward to reflect more specifics about our internal policy on the subject matter.

In situations where the Bank has determined that the borrower is experiencing financial difficulties and is evaluating whether a concession is insignificant, and therefore does not result in a troubled debt restructuring, the Bank’s decision is based on an evaluation of both the amount and the timing of the restructured payments, including the following factors:

1.	Whether the amount of the restructured payments subject to delay is insignificant relative to the unpaid principal balance or collateral value of the debt and will result in an insignificant shortfall in the contractual amount due; and

2.	The delay is insignificant relative to any of the following:

a.	The frequency of payments due;

b.	The debt’s original contractual maturity; or

c.	The debt’s original expected duration.

For example, in evaluating a recent modification request for a six month deferral of principal on a real estate secured loan, the Bank would apply the above rules as follows:

The modification request related to an amortizing real estate loan for an avocado grower. The original loan of $1,650,000 had an existing loan balance of $1,210,000 and was amortizing at $8,000 principal per month plus interest under an approximate 14.33 year full amortization with a three year balloon payment at maturity. There had also been additional unscheduled principal reductions made by the borrower during the preceding year. The request, which was precipitated by projected cash flow shortfalls for the current growing season that created a probable default in the foreseeable future, was for a six month deferral of principal. The Bank responded with a 50% principal payment reduction and deferral of principal for a period of twelve (12) months. This amounted to a $4,000 reduction totaling $48,000 that would be deferred, which would amount to six (6) months of total principal payment. The modification was granted with a reversion to principal payments of $12,000 per month plus interest at the end of the deferral period to recapture the deferred amount over the following twelve months after the modification period ended, and then returning to the original payment until maturity. The Bank’s evaluation included an assessment of the collateral position to determine if full repayment at the maturity was likely. The market value of the collateral based upon a recent appraisal resulted in a loan-to-value ratio of 53% on income producing avocado orchards, thereby ensuring repayment. The deferral for a total of $48,000 amounted to less than 4% of the principal balance and less than 2% of the primary collateral value. The number of payments deferred (effectively six payments) relative to the frequency of payments due under the debt and the original maturity is somewhat more significant since the loan has a balloon in thirty-six months; however, the Bank determined that this factor was offset by the modified schedule which called for full principal payment recapture prior to the loan’s original maturity. As such, there is ultimately no shortfall in the contractual amount due. The Bank believes that these factors, considered together, result in an insignificant delay that is not a concession that the Bank would otherwise not consider. Consequently, the Bank classified this transaction as a modified loan and not a reportable TDR.

In addition, the Bank’s evaluation considers how deferred or delayed payments are recaptured, either during the original term of the loan (as in the above example) or at the loan’s maturity (particularly when a balloon payment is approaching under the original terms of the loan). If the structure incorporates a recapture of delayed payments during the remaining life of the loan, the evaluation will consider projected cash flows to service the higher payment level and the degree to which there may be reliance on global cash flow or guarantor liquidity and reserves. If the restructure defers payments to the maturity of the loan, then, in addition to cash flows, the Bank’s analysis places greater weight on support brought by the collateral to demonstrate that the loan, upon maturity, could be refinanced or repaid because of its value and overall marketability. In all cases where such loans are secured by real property, the Bank conducts an appraisal or evaluation, as appropriate under the circumstances and regulatory guidance, to ascertain the current value and position in the collateral that informs and supplements our decisions about ultimate repayment of the contractual loan amount.

Comment:

3.	We note your response to comment 1 in your letter dated September 2, 2011 and your enhanced disclosure on page 11 of the September 30, 2011 Form 10-Q as it relates to interest rate reductions where modified terms are not considered concessions, which appears to impact your determination of whether these loan modifications should be classified and accounted for as troubled debt restructurings. Please provide us with the following:

•	Additional detailed information regarding how you determined whether interest rates charged on credit related modifications were market interest rates;

•	A description of how you determined the market interest rates for credit impaired customers and how you determined whether the interest rate you charged the customer was at market; and

•	Whether your policies for making this determination changed during 2009, 2010, or 2011. If so, explain the change(s) in detail, the rationale, and why it was preferable.

Response:

In assessing market interest rates for debt with risk characteristics similar to those of the restructured debt, the most direct measure is whether the borrower can or has obtained proposals from other banks to refinance the subject debt at rates near the modification rate. This may occur regardless whether the Bank’s assessment is that the borrower is experiencing financial difficulties and the Bank will first verify that a refinance by another lender is viable before considering a reduction in the loan’s existing rate. In any case, despite pricing policies that provide certain guidance for minimum interest rates depending on the type of loan, interest rates are negotiated with every borrower on a case-by-case basis.

The Bank routinely reviews and establishes interest rates for creditworthy borrowers to compete in its marketplace. It also attempts to attain risk-based pricing by adding a premium to the loan rate for perceived added credit risk, including the increased risk represented by borrowers experiencing financial difficulties. This premium attempts to approximate the market rate that the Bank believes borrowers would obtain for debt with similar risk characteristics. Where the Bank identifies an ostensible differential between the expected risk-based pricing and the modified rate, a concession would result that the Bank would otherwise not consider, unless it represents an insignificant concession as described in the response to Comment #2 above.

In order to determine market rates for either credit worthy or credit impaired customers, as described above, the Bank obtains market information from a variety of sources, including its sales personnel who are actively involved within the market. We obtain copies of competing bank proposals, monitor bank-rate advertisements, obtain information on rates when losing a deal, and conduct frequent discussions between our senior management members and sales personnel regarding rates available in the market place. We also retain a consulting specialist, currently the George Darling Group, which provides us with a broader perspective on market rate activities across the country and which enables the Bank to understand our market segments within the context of broader rate markets and indices. In effect, the sum total of this activity provides the Bank with better insight and understanding of our markets and the prevailing interest rates for different types of borrowers and types of transactions, including credit impaired borrowers.

During the course of fiscal years 2009 through 2011, the Bank’s pricing policies related to standard and risk-based pricing have not changed significantly; however, our pricing practices remain very fluid and are adapted to perceived changes in the marketplace. Because the Bank is primarily a business bank, our pricing policies and strategies reflect a wide variety of business types and business loan products (e.g. real estate loans, accounts receivable financing, working capital lines of credit, equipment loans, etc.) which militate against the use of strict “one size fits all” criteria. Our pricing of these loans incorporates various risk factors specific to the risk profile of the business and type of loan including, among other factors, (i) the ownership, capital structure, cash flow and collateral of the business, (ii) the presence, availability and strength of any guaranties, (iii) the marketability, appraised value, liquidity and loan-to-value ratio of any collateral, and, (iv) local market and competitive factors, which can vary over time periods. All of these factors result in loan pricing and terms which are then heavily negotiated by individual business customers, who are often sophisticated borrowers, affecting the final agreed terms.

Comment:

4.	As a related matter, please provide us detailed information regarding how you determine the interest rate to charge on new or modified loans / leases and whether your policies changed during 2009, 2010 or 2011. For example, tell us if all customers that meet minimum underwriting standards receive the same interest rate; whether you utilize matrix pricing such that different credit rated loans receive different interest rates; whether interest rates are negotiated with each borrower, etc. Also tell us who approves your interest rate policies and who has the authority to approve the actual interest rate charged for a loan. For example, do you have a rates committee responsible for approving each loan, do individual client service personnel have authority to determine the rate on a loan, etc.

Response:

In this very competitive lending environment, pricing on loans is largely driven by competitive forces, especially as there are signs that the U.S. economy is now appearing to emerge from recession. This applies to new loans and leases as well as renewals of existing loans and leases.

The Bank has a written pricing approval authority policy which is published internally as guidance for the lending staff. This pricing policy provides for minimum rates for various loan product types, such as commercial revolving lines of credit or commercial real estate term loans. The Bank does not have a “Pricing (Rates) Committee” for approving each loan. However, exception authority is limited and tightly controlled through executive oversight as noted below. This pricing policy has been in effect for the years in question, and any changes have tended to make the policy more conservative.

The Bank does not use a matrix for pricing credit, other than in our smallest business loan segment (loan amounts typically under $250,000) , where we use credit scoring as part of the underwriting process. The vast majority of our loans are priced individually and all customers that meet minimum underwriting standards do not receive the same rate. Within our market segment, every relationship and transaction is different, with a varying mix of loan amount, deposits, fees and strength of collateral and guarantors. All of these factors, together with the borrower’s risk profile based on their facts and circumstances existing at the time the loan is requested, affect the ultimate interest rate offered to the borrower. The rates are then negotiated with the borrowers, as our Bank seeks customers in a very competitive segment of banking, and our prospective customers frequently have several alternative lenders.

Our interest rate policies are reviewed frequently by our EVP of Sales and our President, with final approval of the rates being provided by the President. Operating within the policy or guidance set by the President, the Bank’s relationship managers and local office managers have the ability to set the rates. There is minor authority for Regional Managers and our EVP of Sales to reduce the pricing on a relationship. Based on our internal policies, as described above, we believe oversight and approval of interest rates we charge on loans is appropriate.

Comment:

5.	Please quantify the amount of loan modifications at September 30, 2011 and December 31, 2010 that were not classified and accounted for as troubled debt restructurings due to additional collateral provided by the borrower and / or the proportion of the loan to the current liquidity and financial position of guarantors. For these modifications explain in more detail how you determined that the modified terms are not considered concessions.

Response:

Loan modifications not classified and accounted for as troubled debt restructurings due to additional collateral provided by the borrower and/or the proportion of the loans to the current liquidity and financial position of the guarantors were as follows:

	Loan Commitments	Loans Outstanding	Amounts Unfunded
At December 31, 2010:	$38,004,692	$24,733,145	$13,271,547
At September 30, 2011:	$40,204,936	$30,687,343	$9,517,593

The Bank’s rationale regarding the impact of such additional provisions (i.e. guarantor strength and additional collateral) to our determination that the modified loans in question were not troubled debt restructurings is explained in detail under question #1 and #2 above.

To reiterate, in the case of a relatively strong guarantor, the issue is not whether there is a supported concession, but whether the borrower is truly experiencing financial difficulties given the added strength represented by the guarantor. For example, if an operating company with a $200k term loan for equipment is showing losses and deficit cash flow for the period, but continues to make its payments because the principal owner/guarantor is lending funds to his business and has demonstrated both the capacity and willingness to continue this support for the foreseeable future, then it is not probable that the borrower will default. In this situation, the entity-specific cash flows do not support the debt service, but the Bank will evaluate the guarantor to ascertain both its capacity and willingness to continue supporting the borrower. If the proportion of the guarantor’s liquidity and reserves are significant in relationship to the debt service over a reasonable duration relative to the unpaid principal balance or collateral value of the debt, then default is improbable and not foreseeable.

Comment:

6.	As of September 30, 2011 and December 31, 2010, for the modified loans not disclosed and accounted for as troubled debt restructurings, please tell us the following:

•	Whether these were classified as performing or non-performing, and whether they continue to accrue interest;

•	Whether any of these were considered to be impaired and quantify the amount that was classified as impaired.

Response:

For the reporting periods ended September 30, 2011 and December 31, 2010, the Bank’s modified loans not disclosed and accounted for as troubled debt restructurings are all classified as performing loans and continue to accrue interest; none are non-performing or on non-accrual as they are paying current.

For the reporting periods ended September 30, 2011 and December 31, 2010, none of the Bank’s modified loans not disclosed and accounted for as troubled debt restructurings are impaired and, therefore, no impairment amount was quantified.

Comment:

7.	Tell us how the modified loans not disclosed and accounted for as trouble debt restructurings are considered in your allowance for loan loss methodology. Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis. If changes in terms, payments or classification impact either of these analyses, please explain how and when these calculations would be impacted. If you include these loans in your ASC 450-20 (SFAS 5) impairment analysis, tell us if you pool modified receivables with non-modified receivables in measuring impairment under ASC 450-20. If you do, please explain how you determined that both sets of these loans have similar risk characteristics.

Response:

For purposes of accounting for the Allowance for Loan and Lease Losses (“ALLL”), loans that represent modified loans not disclosed and accounted for as troubled debt restructurings are accounted for depending on whether or not they are also impaired loans. Loans that the Bank deems are TDRs are considered impaired by definition. However, modified loans not disclosed and accounted for as TDRs may or may not be impaired, depending on whether or not, based on current events and information, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. As a matter of standard practice, the Bank routinely evaluates whether adversely graded loans and loans to borrowers experiencing financial difficulties are impaired. If the modified loan is impaired, the Bank will evaluate the loan individually under SFAS 114 and quantify the amount of impairment and any specific reserves, net of partial charge-offs, that may need to be established or revised. These impaired loans are segregated from the SFAS 5 pooled loans for purposes of accounting and disclosure under the ALLL. If the modified loan is not impaired, then it will be accounted for as part of a SFAS 5 pool of loans to establish appropriate reserves which are allocated to the loan pool on the basis of similar loan type and risk rating, among other factors.

It is important to note that the Bank’s practice with regard to all impaired loans, including modified loans or troubled debt restructurings that are classified as impaired, is to charge-off any impairment amount against the ALLL upon evaluating the loan under SFAS 114 at the time a probable loss becomes recognized. As such, the Bank’s specific reserves for impaired loans, including troubled debt restructurings, are relatively low, since any known impairment amount will generally have been charged-off.

Changes in terms, payments or classification would not, without more information related to a change in the borrower’s financial condition, normally impact the analyses described above unless those changes in terms resulted in a troubled debt restructuring. If that were the case, the loan would be individually evaluated under SFAS 114 with appropriate reserves, net of any partial charge-off taken in accordance with the Bank’s standard practice (noted above), established for purposes of the ALLL.

We do not pool modified receivables that are impaired or represent troubled debt restructurings, which are evaluated individually under SFAS 114 as described above, together with non-modified receivables. Loans that represent modified receivables not disclosed and accounted for as troubled debt restructurings are pooled together with non-modified receivables in the appropriate SFAS 5 loan pool based on similar risk characteristics determined by the loan’s type (e.g. owner-occupied industrial real estate, non owner-occupied office real estate, etc.) and risk rating (e.g. Substandard, Special Mention, Pass-Watch, Pass). The Bank applies no distinction between modified loans (i.e. modified loans not reported as TDRs and/or as impaired) and non-modified loans as to these risk characteristics within its SFAS 5 loan pools other than its substandard loan pool. The Bank assigns all loans within its substandard pool a risk rating of High-Medium-Low depending on the Bank’s assessment of inherent risk elements including, among many factors, whether the loan was modified. As such, we believe appropriate reserves are allocated to these loans.

In closing, to reiterate our previous acknowledgment:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like additional information, please do not hesitate to contact me at (909) 483-7211.

Sincerely,

CVB FINANCIAL CORP.

By:	/s/ Richard C. Thomas
Richard C. Thomas
Executive Vice President and Chief Financial Officer

cc:	Christopher D. Myers, President and Chief Executive Officer

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